

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2019

Gene Kinney
Chief Executive Officer
Prothena Corporation plc
77 Sir John Rogerson's Quay, Block C
Dublin 2, D02 T804, Ireland

> **Re: Prothena Corporation plc**
> **Registration Statement on Form S-3**
> **Filed May 22, 2019**
> **File No. 333-231675**

Dear Dr. Kinney:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you have outstanding comments on your Form 10-K for the fiscal year ended December 31, 2017 and subsequent periodic reports. Please note that all comments on these filings will need to be fully resolved before we can act on a request for acceleration of the effectiveness of your Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance